EXHIBIT 99.1

For Immediate Release	Date: December 13, 2023
23-67-TR

Teck’s Quebrada Blanca and Carmen de Andacollo Operations Achieve The Copper Mark Verification

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its newly expanded Quebrada Blanca Operations (QB) and Carmen de Andacollo Operations (CdA) have been awarded the Copper Mark in recognition of environmentally and socially responsible production practices.

“Copper is an essential metal for the transition to a low-carbon economy and our new Quebrada Blanca operation, as well as our Carmen de Andacollo operation, are contributing to helping sustainably meet growing demand,” said Jonathan Price, President and CEO, Teck. “Being awarded the Copper Mark demonstrates our operations’ commitment to responsible copper production, both for our customers and for the environment and people where we operate.”

“We are pleased to welcome Quebrada Blanca and Carmen de Andacollo among the growing number of sites that have received the Copper Mark,” said Michèle Brülhart, Executive Director of the Copper Mark. “Teck’s operations are a great example of our multi-metal approach, having achieved the Copper Mark, the Zinc Mark and the Molybdenum Mark. We are grateful for Teck’s commitment to the Copper Mark assurance framework and look forward to continuing our partnership on the responsible production of key metals supporting the clean energy transition.”

The newly expanded QB Operation is currently ramping up to full production, which will double Teck’s annual consolidated copper production.

In 2022, Teck’s Highland Valley Copper Operations was the first mine in Canada to achieve Copper Mark verification. In 2023, Teck’s Trail Operations was the first smelting and refining facility globally to achieve the Zinc Mark verification.

To be verified for Copper Mark, operations are assessed and independently verified against 32 responsible production criteria including greenhouse gas emissions, community health and safety, respect for Indigenous rights and business integrity. More information about the Copper Mark verification can be found here.

Teck’s commitment to responsible production is underpinned by a comprehensive sustainability strategy, which guides our focus on operating sustainably, ensuring the health and safety of our people, and building strong relationships with communities. Learn more about Teck’s sustainability strategy here.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “ambition” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements relating to the advancement of our copper growth strategy, including the doubling of our annual consolidated copper production, and our sustainability strategy.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, our ability to maintain Copper Mark and Zinc Mark verification status at our operations, achievement of our sustainability goals in line with expectations, and the longer-term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, the performance of our operations, adequate technology not being available on acceptable terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About The Copper Mark

The Copper Mark is the leading assurance framework to promote responsible practices across the copper, molybdenum, nickel and zinc value chains. Our vision is a sustainable society, enabled by the responsible production, sourcing, and recycling of metals. To achieve our vision, we apply robust governance, credible standards and assurance, stakeholder engagement, and leadership strategies.

https://coppermark.org/

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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